FOR IMMEDIATE RELEASE

JED OIL INC. TO ANNOUNCE SECOND QUARTER RESULTS AND CONDUCT CONFERENCE CALL ON TUESDAY, AUGUST 16TH

Calgary, Alberta – August 5, 2005 – JED Oil Inc. (AMEX: JDO) today announced that it will issue its financial results for the second quarter ended June 30, 2005 on Tuesday, August 16, 2005, before the open of the stock market.  Management will also host a conference call later that morning at 1:00 pm Eastern Time/11:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED Oil

Headquartered in Calgary, JED Oil Inc. develops and operates oil and natural gas properties in western Canada and in the U.S. Rocky Mountains.  JED’s strategy is to develop the oil and natural gas properties of others under farm-in/joint venture arrangements in which JED finances the cost of development drilling in exchange for interests in the oil or natural gas revenue generated by the properties.  JED also has an equity interest in JMG Exploration Inc., a U.S. based exploration company.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com